Exhibit 99.1

Deutsche Bank

Deutsche Bank Aktiengesellschaft - General Meeting 2016

Voting results

All figures include absentee votes.

Presence of voting rights = 35.90%

Item 2	Appropriation of distributable profit - carried forward to new account - proposal pursuant to convocation approved
	491,637,808	shares for which valid votes were submitted (= 35.64% of the share capital)
	486,001,824	yes votes	98.85%
	5,635,984	no votes	1.15%

Item 3	Ratification of the acts of management of the members of the Management Board for the 2015 financial year

	Mr. John Cryan - acts of management ratified
	486,153,913	shares for which valid votes were submitted (= 35.25% of the share capital)
	479,007,528	yes votes	98.53%
	7,146,385	no votes	1.47%

	Mr. Jürgen Fitschen - acts of management ratified
	486,811,690	shares for which valid votes were submitted (= 35.29% of the share capital)
	408,528,020	yes votes	83.92%
	78,283,670	no votes	16.08%

	Mr. Anshuman Jain - acts of management ratified
	481,442,948	shares for which valid votes were submitted (= 34.91% of the share capital)
	400,236,298	yes votes	83.13%
	81,206,650	no votes	16.87%

	Mr. Stefan Krause - acts of management ratified
	479,991,022	shares for which valid votes were submitted (= 34.80% of the share capital)
	402,160,947	yes votes	83.79%
	77,830,075	no votes	16.21%

	Dr. Stephan Leithner - acts of management ratified
	479,960,613	shares for which valid votes were submitted (= 34.80% of the share capital)
	404,306,797	yes votes	84.24%
	75,653,816	no votes	15.76%

	Mr. Stuart Wilson Lewis - acts of management ratified
	479,627,569	shares for which valid votes were submitted (= 34.77% of the share capital)
	404,737,522	yes votes	84.39%
	74,890,047	no votes	15.61%

	Ms. Sylvie Matherat - acts of management ratified
	489,360,028	shares for which valid votes were submitted (= 35.48% of the share capital)
	482,428,601	yes votes	98.58%
	6,931,427	no votes	1.42%

	Mr. Rainer Neske - acts of management ratified
	485,946,497	shares for which valid votes were submitted (= 35.23% of the share capital)
	411,571,135	yes votes	84.69%
	74,375,362	no votes	15.31%

Deutsche Bank

Deutsche Bank Aktiengesellschaft - General Meeting 2016

Voting results

All figures include absentee votes.

Presence of voting rights = 35.90%

	Mr. Henry Ritchotte - acts of management ratified
	480,325,769	shares for which valid votes were submitted (= 34.82% of the share capital)
	404,685,459	yes votes	84.25%
	75,640,310	no votes	15.75%

	Mr. Karl von Rohr - acts of management ratified
	489,706,463	shares for which valid votes were submitted (= 35.50% of the share capital)
	481,058,721	yes votes	98.23%
	8,647,742	no votes	1.77%

	Dr. Marcus Schenck - acts of management ratified
	489,833,476	shares for which valid votes were submitted (= 35.51% of the share capital)
	483,063,244	yes votes	98.62%
	6,770,232	no votes	1.38%

	Mr. Christian Sewing - acts of management ratified
	489,889,629	shares for which valid votes were submitted (= 35.52% of the share capital)
	483,046,556	yes votes	98.60%
	6,843,073	no votes	1.40%

Item 4	Ratification of the acts of management of the members of the Supervisory Board for the 2015 financial year

	Dr. Paul Achleitner - acts of management ratified
	474,124,465	shares for which valid votes were submitted (= 34.37% of the share capital)
	411,998,932	yes votes	86.90%
	62,125,533	no votes	13.10%

	Mr. Alfred Herling - acts of management ratified
	474,119,423	shares for which valid votes were submitted (= 34.37% of the share capital)
	412,085,848	yes votes	86.92%
	62,033,575	no votes	13.08%

	Mr. Wolfgang Böhr - acts of management ratified
	474,120,370	shares for which valid votes were submitted (= 34.37% of the share capital)
	412,101,891	yes votes	86.92%
	62,018,479	no votes	13.08%

	Mr. Frank Bsirske - acts of management ratified
	474,117,207	shares for which valid votes were submitted (= 34.37% of the share capital)
	412,008,213	yes votes	86.90%
	62,108,994	no votes	13.10%

	Mr. John Cryan - acts of management ratified
	474,117,044	shares for which valid votes were submitted (= 34.37% of the share capital)
	412,108,776	yes votes	86.92%
	62,008,268	no votes	13.08%

Deutsche Bank

Deutsche Bank Aktiengesellschaft - General Meeting 2016

Voting results

All figures include absentee votes.

Presence of voting rights = 35.90%

Ms. Dina Dublon - acts of management ratified
474,118,188	shares for which valid votes were submitted (= 34.37% of the share capital)
412,092,010	yes votes	86.92%
62,026,178	no votes	13.08%

Ms. Katherine Garrett-Cox - acts of management ratified
474,117,202	shares for which valid votes were submitted (= 34.37% of the share capital)
412,057,830	yes votes	86.91%
62,059,372	no votes	13.09%

Mr. Timo Heider - acts of management ratified
474,117,933	shares for which valid votes were submitted (= 34.37% of the share capital)
412,091,368	yes votes	86.92%
62,026,565	no votes	13.08%

Ms. Sabine Irrgang - acts of management ratified
474,117,292	shares for which valid votes were submitted (= 34.37% of the share capital)
412,091,469	yes votes	86.92%
62,025,823	no votes	13.08%

Professor Dr. Henning Kagermann - acts of management ratified
474,119,244	shares for which valid votes were submitted (= 34.37% of the share capital)
412,068,069	yes votes	86.91%
62,051,175	no votes	13.09%

Ms. Martina Klee - acts of management ratified
474,118,008	shares for which valid votes were submitted (= 34.37% of the share capital)
412,056,084	yes votes	86.91%
62,061,924	no votes	13.09%

Mr. Peter Löscher - acts of management ratified
474,119,217	shares for which valid votes were submitted (= 34.37% of the share capital)
412,071,851	yes votes	86.91%
62,047,366	no votes	13.09%

Ms. Henriette Mark - acts of management ratified
474,116,740	shares for which valid votes were submitted (= 34.37% of the share capital)
412,089,923	yes votes	86.92%
62,026,817	no votes	13.08%

Mr. Richard Meddings - acts of management ratified
474,115,355	shares for which valid votes were submitted (= 34.37% of the share capital)
412,102,631	yes votes	86.92%
62,012,724	no votes	13.08%

Ms. Louise M. Parent - acts of management ratified
474,116,548	shares for which valid votes were submitted (= 34.37% of the share capital)
412,088,784	yes votes	86.92%
62,027,764	no votes	13.08%

Deutsche Bank

Deutsche Bank Aktiengesellschaft - General Meeting 2016

Voting results

All figures include absentee votes.

Presence of voting rights = 35.90%

	Ms. Gabriele Platscher - acts of management ratified
	474,117,309	shares for which valid votes were submitted (= 34.37% of the share capital)
	412,089,285	yes votes	86.92%
	62,028,024	no votes	13.08%

	Mr. Bernd Rose - acts of management ratified
	474,117,294	shares for which valid votes were submitted (= 34.37% of the share capital)
	412,090,047	yes votes	86.92%
	62,027,247	no votes	13.08%

	Mr. Rudolf Stockem - acts of management ratified
	474,117,809	shares for which valid votes were submitted (= 34.37% of the share capital)
	412,076,876	yes votes	86.91%
	62,040,933	no votes	13.09%

	Mr. Stephan Szukalski - acts of management ratified
	474,117,643	shares for which valid votes were submitted (= 34.37% of the share capital)
	412,089,608	yes votes	86.92%
	62,028,035	no votes	13.08%

	Dr. Johannes Teyssen - acts of management ratified
	474,116,564	shares for which valid votes were submitted (= 34.37% of the share capital)
	412,090,465	yes votes	86.92%
	62,026,099	no votes	13.08%

	Mr. Gerog F. Thoma - acts of management ratified
	474,121,029	shares for which valid votes were submitted (= 34.37% of the share capital)
	412,058,105	yes votes	86.91%
	62,062,924	no votes	13.09%

	Professor Dr. Klaus Rüdiger Trützschler - acts of management ratified
	474,117,568	shares for which valid votes were submitted (= 34.37% of the share capital)
	412,090,909	yes votes	86.92%
	62,026,659	no votes	13.08%

Item 5	Election of the auditor for the 2016 financial year, interim accounts - proposal pursuant to convocation approved
	491,776,902	shares for which valid votes were submitted (= 35.65% of the share capital)
	484,330,977	yes votes	98.49%
	7,445,925	no votes	1.51%

Item 6	Authorization to acquire own shares pursuant to § 71 (1) No. 8 Stock Corporation Act as well as for their use with the possible exclusion of pre-emptive rights - proposal pursuant to convocation approved
	485,336,954	shares for which valid votes were submitted (= 35.19% of the share capital)
	459,403,845	yes votes	94.66%
	25,933,109	no votes	5.34%

Deutsche Bank

Deutsche Bank Aktiengesellschaft - General Meeting 2016

Voting results

All figures include absentee votes.

Presence of voting rights = 35.90%

Item 7	Authorization to use derivatives within the framework of the purchase of own shares pursuant to § 71 (1) No. 8 Stock Corporation Act - proposal pursuant to convocation approved
	485,053,405	shares for which valid votes were submitted (= 35.17% of the share capital)
	428,895,684	yes votes	88.42%
	56,157,721	no votes	11.58%

Item 8	Approval of the compensation system for the members of the Management Board - proposal pursuant to convocation rejected
	399,825,726	shares for which valid votes were submitted (= 28.99% of the share capital)
	192,182,934	yes votes	48.07%
	207,642,792	no votes	51.93%

Item 9.1	Election of Ms. Katherine Garrett-Cox to the Supervisory Board - proposal pursuant to convocation approved
	481,389,393	shares for which valid votes were submitted (= 34.90% of the share capital)
	433,717,124	yes votes	90.10%
	47,672,269	no votes	9.90%

Item 9.2	Election of Mr. Richard Meddings to the Supervisory Board - proposal pursuant to convocation approved
	490,801,947	shares for which valid votes were submitted (= 35.58% of the share capital)
	459,636,412	yes votes	93.65%
	31,165,535	no votes	6.35%

Item 10	Approval of the settlement agreements with Dr. Breuer and the D&O insurance providers - proposal pursuant to convocation approved
	490,700,309	shares for which valid votes were submitted (= 35.58% of the share capital)
	484,875,682	yes votes	98.81%
	5,824,627	no votes	1.19%

Item 11	Proposal pursuant to the Extension of the Agenda - rejected
	450,257,819	shares for which valid votes were submitted (= 32.64% of the share capital)
	43,591,020	yes votes	9.68%
	406,666,799	no votes	90.32%

Item 12	Proposal pursuant to the Extension of the Agenda - rejected
	435,193,396	shares for which valid votes were submitted (= 31.55% of the share capital)
	201,950,732	yes votes	46.40%
	233,242,664	no votes	53.60%

Item 13	Proposal pursuant to the Extension of the Agenda - rejected
	449,980,259	shares for which valid votes were submitted (= 32.62% of the share capital)
	39,238,462	yes votes	8.72%
	410,741,797	no votes	91.28%

Deutsche Bank

Deutsche Bank Aktiengesellschaft - General Meeting 2016

Voting results

All figures include absentee votes.

Presence of voting rights = 35.90%

Item 14	Proposal pursuant to the Extension of the Agenda - rejected
	449,969,660	shares for which valid votes were submitted (= 32.62% of the share capital)
	43,156,377	yes votes	9.59%
	406,813,283	no votes	90.41%

	Proposal from Mr. Freitag re. Item 4 for a special audit - rejected
	95,082,527	shares for which valid votes were submitted (= 6.89% of the share capital)
	1,057,674	yes votes	1.11%
	94,024,853	no votes	98.89%

	Proposal from Mr. Freitag re. Item 13 for a special audit - rejected
	445,114,760	shares for which valid votes were submitted (= 32.27% of the share capital)
	38,029,461	yes votes	8.54%
	407,085,299	no votes	91.46%

	Proposal to adjourn Item 3 - rejected
	486,865,032	shares for which valid votes were submitted (= 35.30% of the share capital)
	1,351,388	yes votes	0.28%
	485,513,644	no votes	99.72%

	Proposal to adjourn Item 4 - rejected
	482,508,324	shares for which valid votes were submitted (= 34.98% of the share capital)
	1,352,358	yes votes	0.28%
	481,155,966	no votes	99.72%